DISCOUNT COUPONS CORPORATION
5584 Rio Vista Drive
Clearwater, FL 33760
(727) 324-0161

April 19, 2013

VIA EDGAR and FEDERAL EXPRESS
Matthew Crispino
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Discount Coupons Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed February 6, 2013
File No. 333-183521

Dear Mr. Matthew Crispino:

We are in receipt of your comment letter dated February 13, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Critical Accounting Policies and Estimates

Stock-Based Compensation, Page 29

1.
We note your expanded disclose in response to prior comment 4.  Your expanded disclosure discusses the inputs, in general, used in the model, but not the actual inputs that you used.  Please expand your disclosure to include a discussion of your key assumptions.  A tabular presentation can also be used for this disclosure.

RESPONSE:  In response to the Staff’s comment, we have revised our disclosure on page 29, Stock Based Compensation, to include the actual inputs used.

Notes to Financial Statements

Note 8. Capital and treasury stock, page F-13

2.
We note your expanded disclosures in response to prior comment 8.  The number of common shares issued in the first and second quarter of 2012 identified on page F-13 does not appear to tie to the number of common shares issued for the respective issuances in the statement of changes in stockholders’ deficit on page F-4.  Please advise or revise accordingly.

RESPONSE:   The statement of changes in stockholders’ deficit on page F-4 listed two issuances of common stock during the nine months ended September 30, 2012:  One for a total shares of 132,475 and one for a total shares of 642,988.  This is not a breakdown by quarter but of by issuance.  The first listing was a pre-split issuance of 20,000 shares at $2.50 per share.  In order to retroactively restate the shares issued post-split, the 20,000 shares became 132,475.  The 642,988 shares were sold post-split at approximately 38 cents per share.  The total shares issued during the nine month period:  775,463 (132,475 plus 642,988)

The breakdown in the footnotes on page F-13 is by quarter:  Q1 = 198,265 and Q2 = 577,198.  The total of these two numbers is the same as above:  775,463.

The two lines in the statement of changes in stockholders’ deficit have been combined into one number (775,463) in the December 31, 2012 audited financial statements so as to clear up further confusion.

3.
We note several apparent discrepancies between the common shares issued in your statement of changes in stockholders’ deficit on page F-4 and your disclosures under Item 15 on page II-1.  Specifically, please reconcile the 3,349,024 shares issued in 2011 and the 132,475 shares issued in 2012 as identified on page F-4 to your disclosures under Item 15.  In addition, on page II-1, you disclose that in 2011 and 2012, 293,886 ad 593,335 shares were sold in a private offering.  Please reconcile these shares to the number of shares identified on page F-4.

RESPONSE:  In response to the Staff’s comment, we have revised our disclosure in Item 15 so that it now agrees to the information presented in the statement of changes in stockholders’ deficit.  As further information, please note that the stock issued in conjunction with the convertible promissory notes in 2011, 413,050 shares, needs to be added to the stock sold in 2011, 2,935,974 shares, to get the total reported as “sale of treasury and common stock” on the statement of changes in stockholders’ deficit for that year, 3,349,024 shares.

Item 15. Recent Sales of Unregistered Securities, page II-1

4.
You report that in 2010, 2011, and 2012 shares were sold in a “debt” security private offering.  You go on, however, to describe the securities issued in these offerings as “common stock.” Please revise or advise.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure in Item 15 to include all of our issuances of unregistered securities over the past 3 fiscal years.  We have also accurately identified each type of offering and the securities involved.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Pat Martin
Chief Executive Officer